SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                  FORM 10-SB

                       Advanced Business Sciences, Inc.
                (Name of Small Business Issuer in its charter)


               DELAWARE                                87-0347787
       (State of incorporation)             (IRS Employer Identification No.)

3345 No. 107th Street, Omaha, Nebraska                    68134
(Address of principal executive offices)               (Zip Code)


                  Issuer's telephone number: (402) 498-2734

      Securities to be registered under Section 12(b) of the Act: None.

         Securities to be registered under Section 12(g) of the Act:

                  Common Stock (par value $0.001 per share)
                               (Title of class)


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                              TABLE OF CONTENTS

                                                                          Page


PART  I......................................................................1
      Item 1 Description of Business..........................................1
                  (a)   Business Development.................................1
                  (b)   Business of Issuer...................................2
                        (i)   Introduction  .................................2
                        (ii)  The Electronic Monitoring Market...............3
                        (iii) Competition....................................4
                        (iv)  Business Strategy..............................4
                        (v)   The Products and Services of the Company.......5
                        (vi)  The Technology.................................6
                        (vii) Intellectual Property Rights...................8
                        (viii) Regulation....................................8
                        (ix)  Research and Development.......................9
                        (x)   Customers; Orders Backlog......................9
                        (xi)  Seasonality....................................9
                  (c)   Reports to Security Holders..........................9
      Item 2 Management's Discussion and Analysis or Plan of Operation.......10
                  (a)   Revenue ............................................11
                  (b)   Cost of Sales.......................................11
                  (c)   Gross Profit .......................................12
                  (d)   Expenses Research and Development...................12
                  (e)   Sales and Marketing.................................12
                  (f)   General and Administrative .........................13
                  (g)   Profit (loss) from Operations.......................13
                  (h)   Interest Expense....................................13
                  (i)   Asset Abandonment Charge............................14
                  (j)   Net Loss............................................14
                  (k)   Liquidity and Capital Resources.....................14
                  (l)   Impact of Year 2000 Issues..........................14
      Item 3 Description of Property.........................................15
      Item 4 Security Ownership of Certain Beneficial Owners and Management..16
      Item 5 Directors, Executive Officers, Promoters and Control Persons....17
      Item 6 Executive Compensation..........................................19
      Item 7 Certain Relationships and Related Transactions..................20
      Item 8 Description of Securities.......................................20
                  (a)   General.............................................20
                  (b)   Common Shares.......................................20
                  (c)   Preferred Stock.....................................21

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                  (d)   No Preemptive Rights................................21
                  (e)   Delaware Business Combination Statute...............21
                  (f)   Certain Charter Provisions..........................22
                        (i)   General ......................................22
                        (ii)  Number of Directors; Removal; Vacancies ......22
                        (iii) Classified Board of Directors ................22
                        (iv)  Approval of Repurchases ......................23
                        (v)   Amendments to Bylaws .........................23
                        (vi)  Amendment of the Certificate of Incorporation 23
                  (g)   Limitation of Liability and Indemnification.........23
                  (h)   Transfer Agent and Registrar........................24

PART  II..................................................................II-1
      Item 1 Market Price of and Dividends on the Company's Common Equity and
             Other Shareholder Matters......................................II-1
      Item 2 Legal Proceedings..............................................II-1
      Item 3 Changes in and Disagreements with Accountants..................II-2
      Item 4 Recent Sales of Unregistered Securities........................II-2
      Item 5 Indemnification of Directors and Officers......................II-3

PART F/S...................................................................F/S-1

PART  III..................................................................III-1
      Item 1 Index to Exhibits.............................................III-1
      Item 2 Description of Exhibits.......................................III-1

SIGNATURES...............................................................III-1


                                     iii

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                                    PART I.

Item 1. Description of Business

      (a)   Business Development

      ADVANCED BUSINESS SCIENCES, INC. ("ABS" or the "Company") is a development stage company. The Company develops, produces, markets and supports a broad product line of solutions relating to the tracking, monitoring and reporting of individuals and things. ABS products are designed to enhance productivity, reduce costs, and improve overall response using on-line access to information previously maintained on a variety of media. Today, the Company primarily markets to the criminal justice application for house arrest (HA) and continuous electronic monitoring (CEM). ABS currently serves the criminal justice industry and individual monitoring within eleven (11) states: Arizona, Minnesota, Iowa, New Jersey, Ohio, Texas, Wisconsin, Colorado, South Carolina, New York, and Kansas.

      The Company was incorporated under the laws of the State of Colorado on June 13, 1983 under the name "Sage Institute International, Inc." A Delaware corporation under the name "Sage Analytics International, Inc." was incorporated on July 17, 1986; and, on September 2, 1986, the Company was reincorporated as a Delaware corporation by merging the Colorado corporation with and into the Delaware corporation.

      On December 17, 1997, the shareholders of Advanced Business Sciences, Inc., a Nebraska corporation, concluded a share exchange with the Company (the "Share Exchange") whereupon the Nebraska corporation became the wholly-owned subsidiary of the Company and control of the Company was transferred to the shareholders of the Nebraska corporation. See "Security Ownership of Certain Beneficial Owners and Management," "Directors, Executive Officers, Promoters and Control Persons," and "Recent Sales of Unregistered Securities." The Company changed its name to Advanced Business Sciences, Inc. on December 18, 1997.

      On  September  28,  1998,  the  Company  concluded a share  exchange  with
Comguard Leasing and Financial, Inc., an Illinois corporation, and its shareholders (the "Comguard Acquisition"). The Comguard Acquisition was rescinded effective June 1, 1999, and the Company acquired selected assets in exchange for advances made to Comguard Leasing and Financial, Inc. or its subsidiary, Comguard, Inc.

      (b)   Business of Issuer

            (i)   Introduction

            The Company was initially engaged in the commercial application of a form of decision support technology which incorporated proprietary methodology and software. This technology was marketed to both government and private industry. The Company conducted no business operations

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from in or about April,  1996, until the completion of the Share Exchange.  Upon completion of the Share Exchange, the Company commenced operations once again as described below.

            The Company designs, develops, produces, sells and supports wireless products and services relating to the tracking, monitoring and reporting of individuals and things. Currently, the Company's business relates to criminal justice applications for house arrest and electronic monitoring.

            The ABS<ComTrak(R) product, which utilizes Global Positioning System ("GPS") technology, wireless communications and proprietary computer software, provides real time monitoring, tracking and reporting of adult and juvenile offenders as a criminal justice rehabilitative alternative. Through controlled monitoring in ABS or customer staffed operations centers, the system tracks the geographic location of every offender in the system, reports specific activities and identifies violations against customer-established parameters. This information is then delivered to the appropriate authorities using various methods, including telephone calls, paging and internet-based e-mail and web-based reports. The Company believes use of its system can offer a substantial cost savings over the cost of incarceration and improve the efficiency of probation and parole officers. It also offers the backlogged criminal justice systems a more secure solution to the problems of rapidly growing criminal populations, overcrowded correctional facilities and more lenient sentencing alternatives.

            In addition to the criminal justice market, the Company has targeted additional industries where it believes its products and services offer attractive solutions to current problems.
These markets are as follows:


    Industry                   Applications
    --------                   ------------



 Transportation          Automatic vehicle tracking
                         Payload status

   Healthcare            Emergency response services
                         Tracking of infants and Alzheimer's patients


            The monitoring and reporting operations of the Company are conducted through ABS Nebraska, Inc., a Nebraska corporation ("ABS Nebraska"), the direct subsidiary of the Company. The Company has twenty-two (22) full time employees and one (1) part-time employee.

            (ii)  The Electronic Monitoring Market

            To date, the Company has focused primarily upon electronic monitoring in the criminal justice system. In 1980, the total estimated correctional population was, according the United States Bureau of Justice Statistics, 1.8 million. In 1996, that number was 5.5 million. This growth has resulted in obvious stresses on the correctional system in terms of both management and costs. While this has led to increased use of probation and parole as alternatives to incarceration, caseworkers are unable to monitor probationers and parolees effectively. Electronic monitoring enhances the ability

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of caseworkers to monitor the activities of probationers  and parolees,  as well as affording house arrest as an economic alternative to incarceration.

            The traditional house arrest application utilizes (1) a fixed location radio frequency ("RF") device connected to a power source and telephone line (an "HAU") and (2) a tamper-proof transmitter cuff worn by the offender. The individual under house arrest must remain within a specified distance of the HAU. When they leave that proximity, the HAU transmits a notification over the telephone line to a monitoring center. The monitoring center software and operators determine if this is a permitted or authorized departure, using tables of individual schedules provided by the contracting authorities. If they determine it is a violation of the programmed schedule, a violation notice is created and the appropriate authorities are contacted using pre-established protocols. These protocols can include voice calls, paging, faxing, e-mail or some combination. Additionally, reports are created for transmission as required by the customer organization.

            HAU equipment first became commercially available in 1984. In 1987, twenty-one (21) states reported using this electronic monitoring as a sentencing alternative. By 1995, all fifty states were using at least limited amounts of house arrest electronic monitoring. Experts estimate that as many as 300,000 individuals now incarcerated could be supervised more cost-effectively and safely using appropriate electronic supervision. There were an estimated 95,000 individuals under electronic house arrest at the beginning of 1998. These individuals were monitored primarily through third party service providers under contract to the appropriate local, state and federal agencies.

            The Company believes there is a substantial opportunity to provide a mobile system to monitor offenders in the community environment away from the fixed HA location. ABS has pioneered the development of a mobile Personal Tracking Unit ("PTU") system which provides continuous monitoring away from the fixed location, utilizing GPS locational information and wireless communications technologies. ABS is a leader in the field deployment of such systems. As of March 31, 1999, the Company had approximately forty (40) of its PTU's in use in the criminal justice system in Arizona, Texas, Ohio, Wisconsin and Iowa.

            (iii) Competition

            Today, there are several companies providing monitoring services on a nation-wide basis, including BI Incorporated ("BI"), SecurityLink (an Ameritech company), and General Security Services Corp. In addition, there are many smaller companies that provide monitoring services on a local basis for smaller governmental agencies. BI is believed to be the largest company monitoring offenders in the criminal justice market, with a reported 21,500 active units as of March 31, 1999.

            There are also other companies which provide HA equipment and at least two others with GPS-based systems. BI has historically been the largest provider of the equipment in use today. However, the Company believes that BI is no longer offering its equipment for sale except in connection with contracts which engage it to provide monitoring services. Other companies producing HA equipment include ElmoTech, Comguard, Digital Products Corporation, and Tracking Systems Corporation.

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            ABS believes that only one other company, Pro Tech Monitoring, Inc., has a GPS-based product in the field today. BI, however, has announced plans to introduce a GPS-based product in 1999.

            (iv)  Business Strategy

            The key elements of the Company's business strategy are:

            o Be a leader in applying GPS technology to applications for tracking people and assets. The Company believes it has a leadership position today, and has invested substantially in efforts to improve its products. Improvements in technology components and communications systems are being constantly evaluated. The Company intends to incorporate appropriate new or improved capabilities into its products on an ongoing basis, and to continue to devote significant resources to the area of product development.

            o Target application opportunities within specific market niches, to be a supplier of equipment and software to those end markets. The Company believes that it is a leader in applying GPS technology today in the criminal justice marketplace. It intends to capitalize on that position by targeting the service providers that need additional and replacement HA equpment and who have a need for GPS-based systems.

                  GPS technology, in general, has already gained acceptance in the automatic vehicle location ("AVL") segment of the transportation industry and ABS believes that its core product can be readily adapted to that market. The Company has targeted the location of untethered trailers as one initial application niche to serve in the transportation industry. ABS believes that its products have application within the healthcare industry and has targeted segments of the newborn infant care and senior care as initial market opportunities.

                  Additionally, the Company will maintain the capability to undertake special projects, funded by specific customers to meet their unique needs. These special projects will be done to advance ABS's knowledge in targeted markets and to fund development within specific application areas.

            o Partner with world-class organizations that can assist the Company in the development and distribution of its products. The Company will maintain certain core competencies on its staff, including the senior technology knowledge, and knowledge specific to managing its production, distribution, and sales functions. Part of the business strategy is to identify partner companies in the areas of engineering, manufacturing, technology, communications and distribution. These companies will be best-of-class and

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                  derive their revenue and profit  opportunities  in application areas in parallel with ABS.

            (v)   The Products and Services of the Company

            The Company markets the ABS<ComTrak(R) solution. The ABS<ComTrak(R) solution provides its customers real-time monitoring of any person or thing on either a continuous or periodic basis, whether the person or object is moving or is at a fixed location.

            The ABS<ComTrak(R) solution consists of four basic components:

                  A Personal Tracking Unit ("PTU") is worn by or placed near the subject. The PTU is secured to the subject via a Wireless Cuff ("WC"), which is about the size of many wrist watches. The WC is waterproof and shockproof; its case and strap are designed to be tamper resistant. The PTU utilizes information from the GPS to triangulate the subject's physical position. The PTU then transmits this and other information to an Operations Center. In addition, the PTU can be used in a docking station as a Home Arrest Monitor ("HAM").

                  The PTU monitors the status of the WC and itself and reports to the Operations Center (see below) the following conditions:


   o Status of radiofrequency contact between PTU and HAM, including proximity violations (i.e. failure to remain within specified proximity of HAM)

   o       Tampering with PTU or HAM

   o       Status of communications between HAM and Operations
          Center

   o       Status of power connection of HAM

   o       Status of PTU battery

   o Exclusion zone violations (i.e., being in an area or location from which the subject is prohibited)


                  ABS Nebraska operates an Operations Center (the "OC") 24 hours per day, 7 days per week. The OC monitors the HAM's and PTU's and provides technical support to customers.

                  Each customer maintains a Customer Workstation ("CW") at its site. The CW is used by the customer to build daily schedules and program inclusion and exclusion zones. Six levels of service are provided by the Company to meet the specific needs of its customers.


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            (vi)  The Technology

                  (A)   Wireless Services and their Regulation

                  Wireless communications are transmitted through the space via radiofrequency radiation, one of several types of electromagnetic radiation. The RF part of the electromagnetic spectrum is generally defined as electromagnetic radiation with frequencies in the range of 3 kilohertz to 300 gigahertz. One "hertz" equals one cycle per second. A kilohertz ("kHz") is one thousand hertz, a megahertz ("mHz") is one million hertz and a gigahertz ("gHz") is one billion hertz. Microwave radiation is a high-frequency form of RF usually defined as from about 300 mHz to 300 gHz.

                  Familiar uses of RF involving telecommunications include AM and FM radios, television, citizens band radio, hand-held walkie talkies, amateur radio, short-wave radio, cordless telephones and microwave point-to-point and ground-to-satellite telecommunications links. Non-telecommunications applications include microwave ovens and radar.

                  The manufacture, sale and use of devices which utilize any part of the RF spectrum are subject to regulation. The Federal Communications Commission (the "FCC") is the principal agency responsible for such regulation within the United States. State and local governments, however, exercise some control respecting the siting of wireless facilities. While many transmitters (such as radio stations) must be individually licensed, certain low-power transmitters need not be. These would include such devices as cordless telephones, baby monitors, garage door openers, wireless home security systems, and keyless automobile entry systems. Before such a device may be marketed, however, it must first be tested to determine if the device meets FCC specifications and then receive authorization from the FCC. The devices which the Company markets fit within this regulatory scheme.

                  (B)   Global Positioning System

                  The Global Positioning System ("GPS") consists of at least 24 operational satellites that orbit the earth every 12 hours. Operated by the Department of Defense, this constellation typically permits from five to eight satellites to be visible from any point on earth at any given moment in time. A master control facility located at Schriever Air Force Base in Colorado monitors signals from the satellites and uploads orbital and clock data. Users of GPS convert signals from four different satellites to compute position and time.

                  Only authorized users of GPS with specially equipped receivers are permitted to use the Precise Positioning System ("PPS"). PPS is accurate within 22 meters for horizontal position, 27.7 meters for vertical position and 100 nanoseconds time accuracy. On the other hand, civil users of GPS such as the Company are permitted to use the Standard Positioning Service ("SPS"). The accuracy of SPS is intentionally degraded by the Department of Defense using a technique referred to as selective availability. SPS is accurate within 100 meters for horizontal

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position,  156 meters for vertical  position and 340 nanoseconds  time accuracy.
SPS is available 24 hours per day without charge or restrictions on a worldwide basis.

                  To correct the errors created by selective availability, methods have been developed which are generally referred to as Differential GPS ("DGPS") techniques. DGPS corrects errors at one location with measured bias errors at a known position. A reference receiver (or base station) computes corrections for each satellite signal. Corrections may then be transmitted by radio link or other electronic means. The U.S. Coast Guard, for example, maintains a network of differential monitors and transmits DGPS corrections over radiobeacons covering much of the U. S. coastline. Private DGPS services are also available, some of which require payment of a user fee. PTU's are configured to use SPS. PTU's may be configured to use DGPS if customers so desire.

                  On March 29, 1996, a Presidential directive (the "Presidential Directive") announced that it is the policy of the U.S. Government that the U.S. would continue to provide SPS for peaceful civil, commercial and scientific use on a continuous, worldwide basis, free of direct user fees, but that selective availability would be discontinued within ten years. On January 25, 1999, the Vice President announced a budgetary initiative to modernize GPS by adding two new civil signals to future GPS satellites.

                  GPS satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have design lives of 7.5 years and are subject to damage by the hostile space environment in which they operate. To repair damaged or malfunctioning satellites is not economically feasible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the GPS system and the growth of current and additional market opportunities. In addition, there can be no assurance that the U.S. government will remain committed to the operation and maintenance of GPS satellites over a long period, or that the policies of the U.S. Government for the use of GPS without charge will remain unchanged. However, the Presidential Directive marks the first time in the evolution of GPS that access for consumer, civilian and commercial use has a solid foundation in law. Because of ever-increasing commercial applications of GPS, other U.S. Government agencies may become involved in the administration or the regulation of the use of GPS signals. Any of the foregoing factors could affect the willingness of buyers of the Company's products to select GPS-based systems instead of products based on competing technologies. Any resulting change in market demand for GPS products could have a material adverse effect on the Company's financial results.

                  A recent study by the Johns Hopkins University Applied Physics Laboratory (January, 1999) examined the susceptibility of GPS equipment to intentional or inadvertent signal interference. This study concluded that only intentional interference (i.e., jamming) and ionospheric errors and scintillation represented any significant risk. Such risks, however, could be reduced using various mitigation techniques; and, moreover, such interference would most likely be short in duration. Nevertheless, concerns about the integrity of GPS could translate into reduced demand for the Company's products and services.

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            (vii) Intellectual Property Rights

            The Company has three pending U.S. Patent Applications covering its technology. Two of the patent applications cover a system for remotely monitoring an individual, and for providing real time notification if that individual fails to comply with predetermined conditions. The third application covers a unique antenna for use with the system.

            The Company has been granted a nonexclusive, nontransferable software license from SiRF Technology Incorporated ("SiRF"). SiRF has designed GPS chip sets and software solutions that allow ABS to embed GPS technology into its products. This license may be terminated if SiRF loses any of its rights as to the software products encompassed therein or by either party upon thirty (30) days written notice in the event of a material breach of the license by the other party.

     The Company has acquired from Electronic Rainbow, Inc. all rights respecting monitoring software, hardware and firmware developed by Electronic Rainbow, Inc. The Company has granted Electronic Rainbow, Inc. a nonexclusive license to use such software, hardware and firmware in connection with the healthcare industry.

            (viii) Regulation

     The  manufacture,  sale and use of RF devices is  regulated by the FCC. See
Item 1(b)(vi)(A) of this Part I. Similarly, insofar as GPS remains funded and controlled by the U. S. government, devices utilizing GPS must conform with government specifications.

            The use of tracking devices as an aid to, or indeed substitute for, physical surveillance by law enforcement personnel, is subject to federal, state and local law. Generally stated, tracking devices may be attached to or installed upon the monitored person or object without court order as long as the person or object remain in public view. Once the person or object is withdrawn from public view, a court order is required. But, where a tracking device has been placed with contraband (e.g., stolen goods), rather than with a lawfully possessed item, warrantless monitoring can continue to occur even after the monitored object has been taken onto private premises. As a rule, all persons presently monitored by the Company are subject to a court order requiring such monitoring as a condition to their release.

            The use of tracking devices by private persons is also subject to applicable law. The monitoring of persons without their consent or of objects without their owners' or lawful possessors' consent may be a violation of laws protecting privacy and property rights.

            (ix)  Research and Development

            During 1997 and 1998, the Company expended $32,065 and $468,563, respectively, toward research and development. The costs of such research and development are borne by the Company and not by any of its customers.


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            (x)   Customers; Orders Backlog

            Because the Company is a development stage company, it has to date sustained significant losses. The loss of any customer could have a material adverse effect upon the prospects and business of the Company. There is no material backlog of orders for products of the Company.

            (xi)  Seasonality

            The Company's business is not seasonal.

      (c)   Reports to Security Holders

      The Company is voluntarily filing this Registration Statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") could provide existing and prospective investors with additional information concerning the Company. As a result of filing this Registration Statement, the Company will be obligated to file interim and periodic reports with the Securities and Exchange Commission (the "Commission") in accordance with the Exchange Act. The Company intends to continue to file these periodic reports under the Exchange Act voluntarily even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

      The reports and other information filed by the Company may be inspected and copied at prescribed rates at the public reference facilities of the Commission in Washington, D.C. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C., 20549, at the Commission's New York Regional Office located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at its Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Descriptions contained in this Registration Statement as to the contents of any contract or other document filed as an exhibit to this Registration Statement are not necessarily complete and each such description is qualified by reference to such contract or document. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (including the Company). The address of this Web site is http://www.sec.gov.

      The Company intends to furnish to its stockholders, after the close of each fiscal year, an annual report relating to the operations of the Company and containing audited financial statements examined and reported upon by an independent certified public accountant. In addition, the Company may furnish to stockholders such other reports as may be authorized, from time to time, by the Board of Directors. The Company's year end is December 31.

Item 2. Management's Discussion and Analysis or Plan of Operation

      ABS is a developmental stage company. As such, the financial results of operations reflect the primary activities of the Company directed toward development and testing of its GPS products, principally for offender monitoring in the criminal justice marketplace.

      The following table provides a breakdown of selected results of operations for the three months ended March 31, 1999, and March 31, 1998 and is the basis for the following discussion of first quarter results.

               Selected Results of Operations For the three months
                                     ended:
                                   (Unaudited)


                                                  March 31, 1999  March 31, 1998
                                                  --------------  --------------

Revenues .........................................   $  48,869  $      9,663
Cost of Sales ....................................      38,124        20,832
                                                    -----------   ------------
Gross Profit Loss) ...............................   $  10,745    ( $11,169 )

Expenses
     Research and Development ....................   $  33,184  $     58,026
     Sales and Marketing .........................     127,126        64,130
     General and Administrative ..................     523,761       397,232
                                                    -----------   ------------

      Total Expenses .............................   $ 684,071       519,388
                                                    -----------   ------------
      Loss from Operation ........................    (673,326)     (530,557)

Other Income and Expense)
     Interest Income .............................      - 0 -         - 0 -
     Other Income ................................      - 0 -         - 0 -
     Loss on Sales of Property and Equipment            - 0 -       (    349 )
     Interest Expense ............................    ( 53,906 )    (  7,774 )
     Asset Abandonment ...........................         - 0        - 0 -
                                                     -----------   ------------

      Provision for Income Taxes .................      - 0 -         - 0 -

       Net Loss ..................................   ( 727,232 )   ( $538,680 )
                                                       =======       ========

      (a)   Revenue

      The Company derives revenue from sale of products, billable services for monitoring, software license fees, equipment and software leasing, and charges for maintenance and repair of equipment.

For the quarter ended March 31, 1999, Revenue increased $39,206, to $48,869, an increase of 405.7% over the comparable period of 1998 of $9,963. The reasons for this increase are higher monitoring service fees as a result of more units being monitored by ABS, and additional lease fees, as a result of more units being leased in the first quarter of 1999 as compared to the comparable period in 1998. For the twelve months ended December 31, 1998, Revenue increased $23, 253, or 89.1%, over the comparable period of 1997. The reasons for this increase are higher monitoring service fees as result of more units being monitored by ABS, and additional lease fees, as a result of more units being leased in 1998 as compared to the comparable period in 1997.

      (b)   Cost of Sales

      Cost of Sales represents the direct costs associated with the generation of revenue, and includes cost of goods for products which are sold, direct costs of distribution of software and equipment, maintenance expenses on equipment repaired under service agreements, and the direct variable communications expenses associated with the monitoring services provided by the Company. For the three months ended March 31, 1999, Cost of Sales was $38,124, or 78.7% of revenues, compared with $20,832, or 215.6% of revenue for the comparable period in 1998. The primary reasons for the lower cost of sales as a percentage of revenue in the 1999 period were increased utilization of the Company assets in the field, resulting in higher revenue generation per unit and a lowering of the fixed communications costs as a percentage of that revenue.

      For the twelve months ended December 31, 1998, Cost of Sales was $90,146, or 182.7% of revenues, compared with $22,867, or 87.6% of revenue for the comparable period in 1997. The primary reasons for the higher cost of sales as a percentage of revenue in 1998 were, increased cellular and long distance telephone expenses, and increased shipping and delivery expenses. These proportionate increases were due to an increase in the number of customer and prospect demonstrations and demonstration units deployed by the company in 1998, as a result of its sales and marketing activities.

      (c)   Gross Profit

      For the first three months of 1999, Gross Profit for the Company increased $21,914, to $10,475, compared to a negative Gross Profit of $(11,169) in the comparable period of 1998. The reasons for this increase were the proportionately lower Cost of Sales in the 1999 period, as discussed above. In the twelve months ended December 31, 1998, Gross Profit for the Company declined $44,026, to a loss of $40,793 compared to a positive Gross Profit of $3,233 in the comparable period of 1997. The reasons for this decline were the proportionately higher Cost of Sales in 1998, as discussed above.

      (d)   Expenses Research and Development

      Research and Development expenses are the direct costs associated with the Company's development of its proprietary products. Expenses in this category include the cost of outside contracted engineering and design, staffing expenses for the Company's own engineers and software developers, and the actual costs of components, prototypes, and testing equipment and services used in the product development functions. For the first three months of 1999, Research and Development expenses decreased $24,842 to $33,184, compared to $58,026 in the comparable period of 1998. The primary reason for this decrease was the timing for the continuing development of the Company's ABS COMTRAK unit for criminal justice temporarily reduced expenses in this category. The Company was in the planning stages for its next product release, and therefor was not expending as much with its outside suppliers during the period.

      Research and Development expenses increased $217,199 in the twelve month period ending December 31, 1998 to $500,628, compared to $283,429 in the comparable period of 1997. The primary reason for this increase was the funding for the continuing development of the Company's ABS COMTRAK unit for criminal justice applications and for development of the Company's monitoring center system. The new device was installed in 1998 for customers and prospects in Arizona, Texas, Iowa, Wisconsin, New Jersey, and Ohio.

      (e)   Sales and Marketing

      Sales and Marketing expenses represent the costs of the Company's sales and marketing staff, travel and related expenses associated with sales to the Company's customers and prospects, the costs of advertising in magazines and periodicals, attendance at trade shows, and production of marketing and related collateral material. For the three months ended March 31, 1999, Sales and Marketing expenses increased $62,996 to $127,126, compared to $64,130 in the comparable quarter of 1998. The primary reason for this increase was that the Company increased the sales & marketing staff and payroll over the comparable period in 1998.

      Sales and Marketing expenses increased $43,068 to $427,120 in the twelve months ended December 31, 1998, compared to $384,052 in the comparable period of 1997. The reason for this increase was the Company's expanded efforts to market the ABS COMTRAK unit to the criminal justice market place in 1998, and to build a market image for that product within the criminal justice market.

      (f)   General and Administrative

      General and Administrative expenses are all the indirect and overhead expenses associated with the operations of the Company, outside of those expenses described above. These expenses include executive, administrative, and accounting staff payroll, taxes and benefits, rent on property, all travel not included in the Sales and Marketing expense, fixed telephone expenses, office leases and supplies, and recruiting and training expense. For the three months ended March 31, 1999, General and Administrative expense increased $126,529 to $523,761, from $397,232 in the comparable period of 1998. The primary reasons for this increase were increases in administrative and executive staff and payroll.

      For the twelve months ended December 31, 1998, General and Administrative expense increased by $628,000 to $2,176,396, from $1,548,396 in the comparable period of 1997. The primary reasons for this increase were increases in administrative and executive staff and payroll.

      (g)   Profit (loss) from Operations

      For the three months ended March 31, 1999, Loss from Operations increased $142,769 to $(673,326), compared to $(530,557) for the same period in 1998. The reason for this increase was higher expenses in the period, as explained above, offset by slightly higher gross profits.

      For the twelve months ended December 31, 1998, Loss from Operations increased by $(932,293) to $(3,144,937), compared to an operating loss of $(2,212,644) in the comparable period of 1997. The reasons for this increase were higher Research and Development and General and Administrative expense, and to a lesser extent, higher Sales and Marketing expense, and lower Gross Profit.

      (h)   Interest Expense

      For the three months ended March 31, 1999, Interest expense increased $46,132 to $53,906, compared to Interest expense of $7,774 in the comparable period of 1998. This interest expense increase was due to larger outstanding balances in Company borrowings in 1999 over 1997.

      For the twelve months ended December 31, 1998, Interest expense increased $22,614 to $206,426, compared to Interest expense of $183,812 in the comparable period of 1997. This interest expense increase was due primarily to larger outstanding balances in Company borrowings in 1998 over 1997.

      (i)   Asset Abandonment Charge

      For the twelve months ended December 31, 1998, the Company incurred a charge for Asset Abandonment of $94,300.. This charge was the result of adjustments to the Company's property and equipment assets to reflect obsolete or unusable assets.

      (j)   Net Loss

      For the three months ended March 31, 1999, the Company had a Net Loss of $(727,232) or $(.06) per share, compared to a Net Loss of $(538,680), in the comparable period of 1998, for the reasons described above.

      For the twelve months ended December 31, 1998, the Company had a Net Loss of $(3,446,012) or $(.37) per share, compared to a Net Loss of $(1,825,259), or $(.33) per share in the comparable period of 1997, for the reasons described above.

      (k)   Liquidity and Capital Resources

      For the three months ended March 31, 1999, the Company used $(1,111,408) of cash in operating activities and another $(43,909) in investing activities. It generated $(689,782 in cash from financing activities. The total of all cash flow activities resulted in a decrease in the balance of cash and cash equivalents for the three month period of $(365,535).

      For the twelve months ended December 31, 1998, the Company used $(2,863,876) of cash in operating activities and another $(358,581) in investing activities. It generated $3,599,749 in cash from financing activities. The total of all cash flow activities resulted in an increase in the balance of cash and cash equivalents of $377,292 for the 1998 fiscal year. This increase was primarily the result of an increase in cash provided by financing activities, and reduced by the increase in cash used in operating and investing activities.

      As noted in the accompanying Independent Auditors Report, the Company is a development stage business and has not yet achieved profitable operations. The Company lacks sufficient operating capital, and intends to fund its ongoing development and operations through a combination of additional equity capital and further borrowings. As of March 31, 1999, the Company did not have commitments for either debt or share purchases to a meet its planned 1999 operating capital requirements.

      (l)   Impact of Year 2000 Issues

      The Year 2000 issue is related to computer software utilizing two digits rather than four to define the appropriate year. As a result, any of the Company's computer programs or any of the Company's suppliers or vendors that have date sensitive software may incur system failures or generate incorrect data if "00" is recognized as 1900 rather than 2000.

      The Company has been addressing Year 2000 issues throughout fiscal year 1998 and has modified or is in the process of modifying any products or services that are affected by Year 2000 issues. The Company has a formal comprehensive Year 2000 readiness plan in place and under the oversight of executive management.

      The Company's greatest risk for a material disruption in services lies in a potential disruption of telecommunication services due to an external telecommunication service provider's failure to be Year 2000 compliant and the resulting impact upon the Company's monitoring services. The Company has contacted and obtained assurances from its telecommunications providers that their networks are Year 2000 compliant. In addition, the Company has backup telecommunication provider connectivity if for any reason the primary carrier has a disruption in service.

      Databases, operating systems and system hardware have been reviewed and updated as necessary for Year 2000 readiness. A review of the model 1702 GPS PTU date format revealed that the 4-digit year is being used for all calculations and Year 2000 issues should affect the model 1702.

Year 2000 issues were known when the GPS control software was developed and code was written to comply with these issues.

      Reviews of models 100, 101 and 102 firmware of our HA products show that they are not affected by Year 2000 issues due to the way the information is processed. The internal hardware components have been reviewed and will not be affected by Year 2000 issues. Review is currently being done on the HA control software that reports violations.

      In addition to the review of the system, a Year 2000 testing laboratory was also established. In this laboratory, a monitoring environment was established that mirrored the current operating environment. As part of our testing, all monitoring computers and monitoring units were set to December 31, 1999 and allowed to run for three (3) days. Preliminary results show continued unaffected processing of monitoring information.

      The Company believes that, based upon changes and modifications already made and those that are currently planned for implementation in fiscal year 1999, the impact of Year 2000 issues will not be material. However, to the extent the Company or third parties on which it relies do not timely achieve Year 2000 readiness, the Company's results of operations may be adversely affected.

Item 3. Description of Property

            The Company leases approximately 6,212 square feet of office space located at 3345 No. 107th Street, Omaha, Nebraska. All of the Company's administrative, sales, service and other business operations are conducted at this location. This lease is for a term commencing on December 1, 1998, and ending on November 30, 2001. The base rent is $4,659.00 per month. The lease also requires the Company to pay $1,099.53 per month as its pro rata share of the operating expenses respecting the leased premises.

            The Company leases computers, office equipment and furniture from several sources. The rent for such items is in excess of $3,900.00 per month.

            In the opinion of the Company's management, the Company's properties are adequately covered by insurance.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth certain information regarding beneficial ownership of the Company's common stock, par value $0.001 per share (the "Common Shares"), as of May 27, 1999, by (i) each stockholder known by the Company to be a beneficial owner1 of more than five percent
--------
1A beneficial owner of a security means

      (a) Any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) voting power, which includes the power to vote, or to direct the voting of, such security or (2) investment power, which includes the power to dispose, or to direct the disposition of, such security.

      (b) Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement, or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

of the Common Shares, (ii) by each of the Company's directors and executive officers, and (iii) the directors and executive officers as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto.



   Name and Address of         Amount and Nature of
     Beneficial Owner           Beneficial Owner            Percent of Class
     ----------------           ----------------            ----------------

Dennis Anderson                     1,017,114                     8.31%
135 Lois Avenue
Carroll, Iowa 51401

Robert Badding                       773,843                      6.32%
304 Timberline Road
Carroll, Iowa 51401

John Gaukel                          510,000                      4.17%
3854 No. 208th Street
Elkhorn, Nebraska 68022

Roger Kanne2                         702,126                      5.74%
1311 Amy Avenue
Carroll, Iowa 51401

Benjamin J. Lamb                    1,000,000                     8.17%
11205 Washington Street
Omaha, Nebraska 68137

Ronald Muhlbauer                     705,286                      5.76%
222 Pleasant Ridge
Carroll, Iowa 51401

James Pietig                         372,574                      3.04%
129 Pleasant Ridge
Carroll, Iowa 51401

Rob Rasmussen                        282,600                      2.31%
13912 Poppleton Circle
Omaha, Nebraska 68144

--------
2Includes 592,626 Common Shares held directly by Mr. Kanne, 29,358 Common Shares held by Country Stores, 50,729 Common Shares held by E. T. Videos and 29,413 Common Shares held by K & K Developers. Country, Stores, E.T. Videos and K & K Developers are affiliates of Mr. Kanne.

Directors and Executive             5,363,543                     43.82%
Officers as a Group (8
persons)

 .

Item 5. Directors, Executive Officers, Promoters and Control Persons

      The executive officers and directors of the Company and their ages as of the date of this Registration Statement are as follows:



Name                               Age                 Position
----                               ---                 --------

Benjamin J. Lamb                    57    President and Chief Executive Officer,
                                                                        Director

Rob Rasmussen                       58                       Secretary, Director

John Gaukel                         54                  Vice President, Director

Roger Kanne                         58                       Treasurer, Director

Dennis Anderson                     54                                  Director

Robert Badding                      69                                  Director

Ronald Muhlbauer                    57                                  Director

James Pietig                        56                                  Director


Benjamin "Jack" Lamb was elected President and Chief Executive Officer of ABS effective February 1, 1999, and was elected to the Board of Directors. He has a proven track record for taking programs from concept to business plan, funding through development, into test and on to production and sales in rapid-growth technology markets. Mr. Lamb is a graduate of the University of Georgia with a BA degree in Psychology and he holds an AS Degree in General Science from the U.S. Army Institute of Technology. He has over 30 years experience in executive management positions, most notably with Harris Corporation. More recently, Mr. Lamb was founder and Chief Executive Officer of INTECK Corporation, a privately held software company.

     Rob Rasmussen is Secretary and has been a member of the Board of Directors of since May, 1997. He has over 30 years of experience as an administrator with service-oriented companies, including 15 years with Arthur Andersen & Co., an internationally known CPA firm. Mr. Rasmussen is a graduate of the University of Denver, Colorado, with a BS degree in Business Administration and he is a Certified Public Accountant. He was responsible for the preliminary review and due diligence of ABS leading to the acquisition of majority control of the Company. Mr. Rasmussen served as Chief Operating Officer from acquisition of the Company until February, 1999. In that capacity, he had day-to-day responsibility for the operation of ABS and stabilizing the Company's relationships with shareholders, banks, suppliers and creditors. Mr. Rasmussen's present responsibilities include Business Development and Investor Relations.

John Gaukel is Vice President and Chief Technical Officer and has been a member of the Board of Directors since 1995. He is a graduate of the University of Nebraska at Omaha, with a BS degree in Physics and a minor in Mathematics. Mr. Gaukel is the inventor of the patent pending technology of ABS, which has been assigned to the Company, and he holds three other patents which are unrelated to ABS's business. He continues to devote his time to the ever-evolving changes and enhancements to the Company's product lines.

Ronald W. Muhlbauer is Chairman of the Board and has been a member of the Board of Directors since 1996. He is a Certified Public Accountant and, for the past 27 years, has been a partner with the accounting firm of Olsen, Muhlbauer & Co., L.L.P., in Carroll, Iowa. Mr. Muhlbauer is a graduate of Creighton University in Omaha, Nebraska, with a BS degree in Business Administration.

Roger J. Kanne has been Treasurer and a member of the Board of Directors of ABS since October, 1997. His business experience stems from his involvement as owner and operator of several business entities including retail and wholesale petroleum jobbers, real estate developments, convenience stores and video stores in an eight state area.

Dennis L. Anderson joined the Board of Directors of ABS in October, 1997. He is a graduate of Buena Vista University of Iowa and currently serves as secretary-treasurer of The Farner Bocken Company of Carroll, Iowa, a regional distributor of food, tobacco and related snack products to locations in a multi-state area. Mr. Anderson has been active in the management of this closely held corporation for the past 24 years.

Robert E. Badding joined the Board of Directors of ABS in October, 1997. He is founder and Chief Executive Officer of Badding Construction, a regional commercial and residential construction firm. Mr. Badding has been involved in all levels of the construction management of this multi-state firm.

     James L. Pietig joined the ABS Board in December, 1997. Mr. Pietig served as Chief Executive officer of Pepsi Cola Company of Carroll, Iowa. He currently manages his investments in a hotel- convention complex and in private and public land companies and developments.

      The Company's certificate of incorporation provides that the Company's Board of Directors is to be divided into three classes. As a result of the Share Exchange, however, all directorships will be open to election at the next annual meeting of the stockholders. It is anticipated that at the next annual meeting of stockholders such directorships will be divided into three classes with one class having a term of one year, one class having a term of two years and one class having a term of three years. At each annual meeting of stockholders thereafter at which the term of each class of directors expires, successor directors of such class will be elected for a three-year term.

      Executive officers of the Company are appointed by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

      The Board of Directors is expected to establish and designate specific functions and areas of oversight to an Executive Committee, an Audit Committee and a Compensation Committee on or before October 1, 1999. The Bylaws permit the creation of additional committees.

Item 6. Executive Compensation

            The Company's chief executive officer receives a base salary in the amount of $150,000 per year. In addition, as a condition of employment, the chief executive officer received 1,000,000 Common Shares and options to purchase 4,000,000 Common Shares at an exercise price of $0.10 per share. The options are exercisable and vested as follows: (1) one-third of such options are vested and exercisable beginning the earlier of December 30, 1999, or when the closing bid price for the Common Shares exceeds $3.00 per share for at least five consecutive trading days; (2) one-third of such options are vested and exercisable beginning the earlier of December 30, 2000, or when the closing bid price for the Common Shares exceeds $4.00 for at least five consecutive trading days; and (3) one-third of such options are vested and exercisable beginning the earlier of December 30, 2001, or when the closing bid price for the Common Shares exceeds $6.00 per share for at least five consecutive trading days. When vested, the options are exercisable for a period of three years. All options shall vest and be immediately exercisable in the event of a sale or merger of the Company, including a transfer of control. The chief executive officer's employment by the Company commenced on February 1, 1999 and, therefore, he received no compensation from the Company prior to that time. No other employee of the Company received a salary and other compensation that exceeded $100,000 in any year preceding the date hereof. There were no options or stock appreciation rights outstanding during 1998.

Item 7. Certain Relationships and Related Transactions

      On April 6 and 8, 1998, the Company entered into loan agreements with Commercial Savings Bank and US Bank, each in the principal amount of $1,000,0000. These loans were unconditionally guarantied by Dennis Anderson, Robert Badding, Mary Collison, John Gaukel, Martin Halibur, Roger Kanne, Ronald Muhlbauer, James Pietig, Rob Rasmussen and James DiPrima. In consideration for giving these guaranties, each of these individuals received 100,000 fully paid, nonassessable Common Shares.

      James Pietig, a director of the Company, and Mary Collison, a stockholder of the Company, each established a line of credit in the amount of $500,000 with First Star Bank of Iowa, N.A. (the "lending institution"). These loans were unconditionally guarantied by Dennis Anderson, Robert Badding and Roger Kanne, each of whom is an officer and/or director of the Company, and by Martin Halibur, a stockholder of the Company. The amounts drawn on these lines of credit bear interest at the lending institution's prime interest rate plus 0.250 percent (the "Regular Rate"). Interest is payable monthly. The entire amount of unpaid principal and accrued interest is due and payable on January 31, 2000. On April 30, 1999, the amounts drawn under these lines of credit were loaned by

Mr. Pietig and Ms. Collison to the Company. As of the date of this registration statement, the outstanding principal balance under these lines of credit is $1,000,000. The Company has agreed to repay the loans under substantially the same terms as with the lending institution. In the event of default, however, the Company will pay interest at a rate equal to the Regular Rate plus five percent (5%). These loans are unsecured. As consideration for entering into this arrangement, each of the lenders and guarantors received 83,333 fully paid, nonassessable Common Shares and a warrant to purchase 83,333 Common Shares at an exercise price of $1.00 per share, exercisable at any time on or before October 31, 2000.

Item 8. Description of Securities

      (a)   General

      The authorized capital stock of the Company consists of 50,000,000 Common Shares, and 1,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"). As of May 27, 1999, there were outstanding 12,238,572 Common Shares held of record by 424 stockholders.
There are no shares of Preferred Stock presently outstanding.

      (b)   Common Shares

      Holders of Common Shares are entitled to one vote per share in all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy". In the event of a liquidation, dissolution or winding up of the Company, holders of Common Shares are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. All of the outstanding shares of Common Shares are fully paid and non-assessable. The rights, preferences and privileges of holders of Common Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

      (c)   Preferred Stock

      The Board of Directors has the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 1,000,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also has the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of Common Shares. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Shares, the issuance of Preferred Stock may have one or more of the following effects (i) to restrict Common Shares dividends if Preferred Stock dividends have not been paid, (ii) to dilute the voting power and equity interest of holders of Common Shares to the extent that any Preferred Stock series has voting rights or is convertible into Common Shares or (iii) to prevent current holders of Common Shares from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred
Stock for any amendment to the Certificate of Incorporation or any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of such Preferred Stock may discourage bids for the Common Shares at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Shares. The Board of Directors does not presently intend to issue any shares of Preferred Stock.

      (d)   No Preemptive Rights

      No holder of any capital stock of the Company has any preemptive right to subscribe for or purchase securities of any class or kind of the Company, nor any redemption or conversion rights.

      (e)   Delaware Business Combination Statute

      The Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is, generally defined as a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision of Delaware law may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholder.

      (f)   Certain Charter Provisions

            (i)   General

            Certain provisions of the Company's Certificate of Incorporation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise as well as the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company.

            (ii)  Number of Directors; Removal; Vacancies

            The Certificate of Incorporation and the Bylaws provide that the number of directors shall be determined from time to time exclusively by a vote of a majority of the Company's Board of Directors then in office; provided, however, that the number of Directors shall not be less than three (3) nor more than fifteen (15). The Certificate of Incorporation also provides that the Company's Board of Directors shall have the exclusive right to fill vacancies, including vacancies created by an expansion of the Board. The Certificate of Incorporation further provides that Directors may be removed with or without cause upon the affirmative vote of at least two-thirds of all of the shares of the Company's capital stock then entitled to vote in the election of directors; provided, however, that if there are one or more Interested Stockholders (as defined in Article 9 of the Certificate of Incorporation), Directors may be removed only for cause and, in addition to such two-thirds vote, there must also be an affirmative vote for removal of not less than a majority of the voting
power  of  the  shares  held  by   stockholders   other  than  such   Interested
Stockholders.

            (iii) Classified Board of Directors

            The Certificate of Incorporation provides for the Company's Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board of Directors will be elected each year. See "Management--Executive Officers and Directors". This provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. It could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company, thus increasing the likelihood that incumbent directors will retain their position.

            (iv)  Approval of Repurchases

            The  Certificate  of  Incorporation  prohibits  repurchases  by  the
Company from a stockholder owning more than 5% of the Company's voting securities (a "Significant Stockholder") (other than those stockholders currently meeting such description) who has owned such securities of the Company for less than two years, unless approved by an affirmative vote of at least a majority of the total votes entitled to vote generally in the election of Directors other than the voting power held by the Significant Stockholder.

            (v)   Amendments to Bylaws

            The Certificate of Incorporation provides that the Board of Directors or the holders of at least two-thirds of all shares of the Company's capital stock then entitled to vote have the power to amend or repeal the Company's Bylaws; provided, however, that if there are one or more Interested Stockholders, the Bylaws may be amended, in addition to such two-thirds vote, upon the affirmative vote for such action of not less than a majority of the voting power of the shares held by stockholders other than such Interested Stockholders.

            (vi)  Amendment of the Certificate of Incorporation

            Any proposal to amend, alter, change or repeal any provision of the Certificate of Incorporation requires approval by the affirmative vote of a majority vote of the voting power of all of the shares of the Company's capital stock entitled to vote generally in the election of directors; provided, however, that an affirmative vote of the holders of at least two-thirds of the total votes eligible to be case is required to amend the provisions described above.

      (g)   Limitation of Liability and Indemnification

      The Certificate of Incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as a breach of a director's duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Certificate of Incorporation and Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

      (h)   Transfer Agent and Registrar

      The Transfer Agent and Registrar of the Common Shares is Atlas Stock Transfer Corporation of Salt Lake City, Utah.

                                   PART II.

Item 1 Market Price of and Dividends on the Company's Common Equity and Other Shareholder Matters

      The Common Shares of the Company are traded on the OTC Bulletin Board under the trading symbol ABSH (or ABSHE). The following table sets forth the high and low bid information for each quarter since January, 1998.


        Year                Quarter                High                  Low
        ----                -------                ----                  ---

        1998                  1st                $2.6250               $1.2500

                              2nd                $4.3750               $1.2500

                              3rd                $4.5000               $1.5000

                              4th                $2.6875               $0.7500

        1999                  1st                $2.1250               $0.7500


The source of the foregoing information is Bloomberg, L.P. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

      Prior to January, 1998, the Common Shares were traded under the symbol SAII; however, the Company does not have any bid information prior to the Share Exchange.

      As of May 27, 1999, there were outstanding 12,238,572 Common Shares held of record by 424 stockholders. There are no shares of Preferred Stock presently outstanding.

Item 2. Legal Proceedings

      The Company's subsidiary, ABS Nebraska, is a defendant in an action pending in Montana Eighteenth Judicial District Court, Gallatin County, captioned Applied Technologies, Inc. v. Advanced Business Sciences, Inc., et al., No. 98-285. This action was initially filed on September 11, 1998. The Amended Complaint alleges that ABS Nebraska is in breach of contract under which the Plaintiff, Applied Technologies, Inc., was to produce prototype and production parolee tracking devices. The Amended Complaint seeks compensatory and consequential damages in an amount to be determined at trial, attorney's fees and such other relief as the court may deem equitable and proper. ABS Nebraska has denied the allegations, has raised certain affirmative defenses and has brought a counterclaim alleging, among other things, that the Plaintiff failed to deliver in a timely manner all documents schematic drawings, mechanical drawings, computer disks of designs, vendors lists with part numbers and art work. Management believes that, in the event of an adverse decision against ABS Nebraska, the maximum liability will not exceed $90,000.

Item 3. Changes in and Disagreements with Accountants

                               [Not applicable]

Item 4. Recent Sales of Unregistered Securities

      On December 17, 1997, the Company consummated a plan and agreement of reorganization with ABS Nebraska and all of the shareholders of ABS Nebraska (the "ABS Shareholders"). Under this agreement, the Company issued 7,050,000 Common Shares to the ABS Shareholders in exchange for all of the issued and outstanding shares of ABS Nebraska. An additional 450,000 Common Shares were issued to finders. Certain ABS Shareholders were also issued warrants to purchase 574,000 Common Shares at an exercise price of $1.00 per share, which warrants expire on December 20, 2000. As a result of this transaction, the ABS Shareholders owned approximately 88% of the then issued and outstanding Common Shares and ABS Nebraska became the wholly-owned subsidiary of the Company. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), under Section 4(2) thereof.

      Effective [December 31, 1997], the Company issued 165,000 Common Shares as payment for certain accounts payable, 82,500 Common Shares for certain services, and 2,063 Common Shares as payment of bonus compensation to an employee. Each of these transactions was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

      On February 1, 1998, the Company issued 1,250,000 units having an aggregate purchase price of $2,500,000. A unit consisted on one Common Share and a warrant to purchase one Common Share at an exercise price of (1) $3.00 per share during the first year, (2) $4.00 per share during the second year and (3) $5.00 per share during the third year. The warrants expire February 1, 2001. All but sixteen investors in this offering were accredited investors. The Company's management believes that this transaction was in substantial compliance with Rule 506 under the Securities Act; however, the Company has a contingent liability for the entire offering plus costs associated with any future litigation respecting this matter.

      Effective April 1, 1998, the Company issued 1,000,000 shares to certain individuals in consideration for these individuals giving their unconditional guaranty of indebtedness incurred by the Company with Commercial Savings Bank and US Bank. See "Certain Relationships and Related Transactions." This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

      On August 24, 1998, the Company issued 2,191,145 Common Shares to acquire Comguard Leasing and Financial, Inc., an Illinois corporation. This transaction was rescinded effective June 1, 1999. However, 242,500 Common Shares remained outstanding as consideration for services in consummating the transaction. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

      In 1999, the Company issued 152,000 Common Shares as payment of bonuses to employees accrued during 1998. Each of these transactions was exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(2) thereof.

      On February 1, 1999, the Company agreed to issue 1,000,000 shares of its Common Shares to Benjamin J. Lamb in consideration for Mr. Lamb entering into an employment agreement with the Company. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(2) thereof.

      On March 15, 1999, the Company issued to certain directors, officers and stockholders of the Company in the aggregate 500,000 Common Shares and warrants to purchase in the aggregate 500,000 Common Shares at an exercise price of $1.00 per share. The warrants are exercisable at any time on or before October 31, 2000. These securities were given in consideration for direct loans to the Company or for giving unconditional guaranties to loans from First Star Bank of Iowa, N.A. which funded this indebtedness. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under
Section 4(2) thereof.

      On June 1, 1999, the Company entered into agreements rescinding the Comguard Acquisition. To consummate this rescission, the Company issued to Frederick Bishop 100,000 Common Shares and issued to Michael Reeves a warrant to purchase 50,000 Common Shares at an exercise price of $1.50 per share, expiring on June 1, 2004. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

Item 5. Indemnification of Directors and Officers

      Section 145 of the General Corporation Law of the State of Delaware permits indemnification by a corporation of certain officers, directors, employees and agents. Consistent therewith, Article 12 of the Company's Restated Certificate of Incorporation provides that the Company, to the fullest extent permitted by law, shall indemnify a director, officer, employee or agent of the Company or a person who is or was serving at the request of the Company as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

      Article VIII of the Company's Restated Bylaws provides that any indemnification (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or
(iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Company. To the extent, however, that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case. including service with respect to an employee benefit plan, who was or is made (or threatened to be made) a party to a civil, criminal, administrative or investigative proceeding.

      Article VIII of the Company's Restated Bylaws further provides that expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in Article VIII.

                                   PART F/S

      The Company's financial statements for the years ended December 31, 1998 and 1997, and for the quarter ended March 31,1999, have been examined to the extent indicated in their reports by Schvaneveldt and Company, independent certified accountants, and have been prepared in accordance with generally accounting principles and pursuant to Regulation S-B as promulgated by the Commission. These financial statements are included herein on the following 32 pages, in response to Part F/S of this Form 10-SB.

                                    F/S-1

                       Advanced Business Sciences, Inc.
                         (A Development Stage Company)

                             Financial Statements
                               March 31, 1999 &
                           December 31, 1998 & 1997


                                    F/S-2

                       Advanced Business Sciences, Inc.
                         (A Development Stage Company)


                                     Index

                                                                    Page

Independent Accountants' Audit Report......................................F/S-4

Financial Statements
   Balance Sheets....................................................F/S-5-F/S-6
   Statements of Operations..........................................F/S-7-F/S-8
   Statements of Stockholders' Equity (Deficit).....................F/S-9-F/S-12
   Statements of Cash Flows........................................F/S-13-F/S-14
   Notes to Financial Statements...................................F/S-15-F/S-28

Supplemental Information
   Independent Accountants' Audit Report on Supplemental Information......F/S-30
   Schedules of Expenses...........................................F/S-31-F/S-32


                                    F/S-3

                          Independent Auditors Report

Board of Directors
Advanced Business Sciences, Inc.

I have audited the accompanying balance sheets of Advanced Business Sciences, Inc., as of March 31, 1999, December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the period January 1, 1999 to March 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #15 to the financial statements, the Company has an accumulated deficit at March 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note #15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In my opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Advanced Business Sciences, Inc., as of March 31, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the period January 1, 1999 to March 31, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.




Salt Lake City, Utah
June 7, 1999

                                    F/S-4


                             Advanced Business Sciences, Inc.
                               (A Development Stage Company)
                                      Balance Sheets
                        March 31, 1999, December 31, 1998 and 1997

                                                             1999        1998        1997
                                                             ----        ----        ----


Current Assets
   Cash and Cash Equivalents........................     $ 12,057  $   377,592   $      300
   Receivables
     Trade Accounts ................................       50,846       13,995       11,461
     Employees .....................................       14,720       26,309          345
     Stock Subscription Receivable (note 11) .......      564,452      599,452          -0-
   Inventory .......................................      654,389      535,055      582,108
   Prepaid Expenses.................................      148,830       16,212        5,000
                                                          -------       ------        -----


      Total Current Assets .........................    1,445,294    1,568,615      599,214
                                                        ---------    ---------      -------


Property and Equipment
   Furniture and Equipment (note 4).................      603,118      571,779      549,514
   Leasehold Improvements (note 4)..................       16,326       16,326       77,585
   Leased Equipment (note 4)........................      148,533      194,236       29,039
   Intellectual Property (notes 4 & 8)..............      169,000      169,000          -0-
                                                          -------      -------           -



      Total Cost ...................................      936,977      951,341      656,138

      Less Accumulated Depreciation and Amortization      398,551      346,277      237,402
                                                          -------      -------      -------

      Net Book Value ...............................      538,426      605,064      418,736
                                                          -------      -------      -------
Other Assets
   Rent and Utility Deposits .......................        4,073        4,073       11,950
   Patents (note 5).................................       13,631       13,631       15,145
   Advance to Comguard (note 9).....................       88,514       66,992          -0-
   Investment in Comguard (note 9)..................        2,191        2,191          -0-
                                -                           -----        -----           -
      Total Other Assets ...........................      108,409       86,887       27,095
                                                          -------       ------       ------

      Total Assets .................................   $2,092,129   $2,260,566   $1,045,045
                                                       ==========   ==========   ==========





    The accompanying notes are an integral part of these financial statements

                                          F/S-5



                             Advanced Business Sciences, Inc.
                               (A Development Stage Company)
                                Balance Sheets -Continued-
                        March 31, 1999, December 31, 1998 and 1997



                                                             1999        1998        1997
                                                             ----        ----        ----
Current Liabilities
   Cash in Bank Overdraft............................  $     -0-    $ 206,230   $  17,411
   Accounts Payable..................................     393,208     392,016     439,446
   Payroll Taxes Accrued and Withheld (note 6).......      57,794     220,440     228,739
   Accrued Interest..................................      41,512      19,795      25,019
   Accrued Wages.....................................         -0-      15,200      41,769
   Note Payable Short Term Debt (note 12)............   2,895,780   2,034,768      87,453
   Current Portion of Long-Term Debt (note 12).......      20,039      25,978     133,948
                                                           ------      ------     -------

      Total Current Liabilities                         3,408,333   2,914,427     973,785
                                                        ---------   ---------     -------

Long-Term Liabilities
   Long-Term Debt, Less Current Portion (note12)......    123,364     123,675      80,000
                                                          -------     -------      ------

       Total Liabilities                                3,531,697   3,038,102    1,053,785
                                                        ---------   ---------    ---------

Commitments and Contingency (note 17)

Stockholders' Equity (Deficit) (note 14)
   Preferred Stock 1,000,000 Shares Authorized at $.01
     Par Value; None Issued
   Common Stock 50,000,000 Shares Authorized at $.001
     Par Value; 13,285,494 12,633,494 and 7,487,099
     Shares Issued and Outstanding Respectively
     Retroactively Restated...........................     13,286      12,634        7,487
   Paid-in Capital....................................  8,047,094   7,982,546    5,310,477
   Deficit Accumulated During the Development Stage... (9,499,948)( 8,772,716)  (5,326,704)

      Total Stockholders' Equity (Deficit)             (1,439,568) (  777,536)  (    8,740)
                                                       ----------    ---------   ---------

      Total Liabilities and Stockholders'
                         Equity (Deficit)            $  2,092,129   $2,260,566  $1,045,045
                                                     ============   ==========  ==========



    The accompanying notes are an integral part of these financial statements

                                          F/S-6



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Operations
              For the Period January 1, 1999 to March 31, 1999 and
                the Years Ended December 31,1998 and 1997 and the
        Period from August 11, 1989 (Date of Inception) to March 31, 1999


                                           Period Ended  Year Ended  Year Ended  (Inception)
                                                  March    December    December    to March
                                               31, 1999    31, 1998    31, 1997    31, 1999
                                             ----------- ----------- ----------- -----------

Revenues.............................        $   48,869  $   49,353  $   26,100 $   173,362

Cost of Sales........................            38,124      90,146      22,867     185,655
                                                 ------      ------      ------     -------

Gross Profit (Loss)..................            10,745  (   40,793)      3,233  (   12,293)
-------------------

Expenses
   Research and Development..........            33,184     500,628     283,429   1,468,839
   Sales and Marketing...............           127,126     427,120     384,052   1,105,534
   General and Administrative........           523,761   2,176,396   1,548,396   6,956,392
                                                -------   ---------   ---------   ---------

      Total Expenses                            684,071   3,104,144   2,215,877   9,530,765
                                                -------   ---------   ---------   ---------
      Loss from Operations                   (  673,326) (3,144,937) (2,212,644) (9,543,058)

Other Income and (Expense)
   Interest Income...................               -0-         -0-       4,172      14,744
   Other Income......................               -0-         -0-         -0-      84,528
   Loss on Sale of Property and Equipment           -0-        (349)     (2,876)     (9,336)
   Interest Expense.................         (   53,906) (  206,426) (  183,812) (  522,427)
   Asset Abandonment (note 4)........                -0- (   94,300)        -0-  (   94,300)
                           -                          -      ------          -       ------

      Total Other Income and Expense         (   53,906) (  301,075) (  182,516) (  526,791)
                                                 ------     -------     -------     -------

      Loss Before Extraordinary Item and
      Provision for Income Taxes             (  727,232) (3,446,012) (2,395,160)(10,069,849)

Extraordinary Item
   Gain from Extinguishment of Debt,
     Net of Income Taxes (note 16)                   -0-        -0-      569,901     569,901
                                                      -          -       -------     -------

      Loss Before Provisions for Income Taxes(  727,232) (3,446,012) (1,825,259) (9,499,948)

      Provision for Income Taxes                    -0-         -0-         -0-         -0-
                                                     -           -           -           -

      Net Loss                               ($ 727,232)($3,446,012)($1,825,259)($9,499,948)
                                             ========== =========== =========== ===========


    The accompanying notes are an integral part of these financial statements

                                            F/S-7



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Operations
              For the Period January 1, 1999 to March 31, 1999 and
                    the Years Ended December 31,1998 and 1997

                                                       Period Ended  Year Ended  Year Ended
                                                              March    December    December
                                                           31, 1999    31, 1998    31, 1997
                                                         ----------- ----------- -----------

      Loss Per Share Before Extraordinary Items          ($     .06) ($     .37) ($.     44)

      Loss Per Share After Extraordinary Items           (      .06) (      .37) (      .33)

      Weighted Average Shares Outstanding as
      Retroactively Restated                             12,935,494   9,391,265   5,405,367



    The accompanying notes are an integral part of these financial statements

                                            F/S-8



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
              Statements of Stockholders' Equity (Deficit)
             For the Period from January 5, 1992 to March 31, 1999
                                                                                    Deficit
                                                                                Accumulated
                                                                                 During the
                                                    Common Stock     Paid-in    Development
                                              Shares   Par Value     Capital          Stage
                                              ------   ---------     -------        -----
Balance, January 5, 1992                        -0-  $       -0- $       -0-    $      -0-

Issuance of Stock for Cash at $0.0012
Per Share Retroactively Restated          3,300,000        3,300         700

Net Loss for Year Ended
December 31, 1992                                                               (    5,870)
                  -------------------------------------------------------------------------

Balance, December 31, 1992                3,300,000        3,300         700    (    5,870)

Net Loss for Year Ended
December 31, 1993                                                               (    7,734)
                   ------------------------------------------------------------------------

Balance, December 31, 1993                3,300,000        3,300         700    (   13,604)

Net Income for Year Ended
December 31, 1994                                                                    17,924
                   ------------------------------------------------------------------------

Balance, December 31, 1994                3,300,000        3,300         700          4,320

Issuance of Stock for Services and the
Assignment, Rights, Title and Interest
in an Invention Disclosed in the
Company's Patent Application on
January 1, 1995 at $.0012 Per Share
Retroactively Restated                      583,688          584         123

Capital Contributed by a Shareholder                                   3,200

Issuance of Stock through a Private
Placement Memorandum at $3.64
Per Share Retroactively Restated            294,360          294   1,070,106

Cost of Private Placement                                         (   54,192)

    The accompanying notes are an integral part of these financial statements

                                          F/S-9



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
             Statements of Stockholders' Equity (Deficit)-Continued-
              for the Period from January 5, 1992 to March 31, 1999

                                                                                    Deficit
                                                                                Accumulated
                                                                                 During the
                                                    Common Stock     Paid-in    Development
                                              Shares   Par Value     Capital          Stage
                                              ------   ---------     -------          -----

Net Loss for the Year Ended
December 31, 1995                                                               (  659,788)
                                             ----------------------------------------------

Balance, December 31, 1995                 4,178,048       4,178   1,019,937    (  655,468)

Issuance of Stock through a Private
Placement Memorandum at $3.64 Per
Share Retroactively Restated                 118,140         118     429,482

Cost of Private Placement                                         (   56,431)

Cancellation of  Stock at $.001 Per
Share Retroactively Restated                (577,500)  (     577)        577

Issuance of Stock at $.01 Per Share
in Connection with Notes Payable
Retroactively Restated                        412,500         412  (     412)

Issuance of Stock Related to the
Conversion of 10% Convertible
Sub-Ordinate Debenture at $6.06
Per Share Retroactively Restated               41,250          41     249,959

Net Loss for the Year Ended
December 31, 1996                                                               (2,845,977)
                                             ----------------------------------------------

Balance, December 31, 1996                  4,172,438       4,172   1,643,112   (3,501,445)

Issuance of Stock at $.01 Per Share
in Connection with Notes Payable
Retroactively Restated                        165,000         165  (      165)

Issuance of Stock Related to
Conversion of 10% Convertible
Subordinated Debentures at $6.06
Per Share Retroactively Restated               16,500          17      99,983


    The accompanying notes are an integral part of these financial statements

                                          F/S-10



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
             Statements of Stockholders' Equity (Deficit)-Continued-
             for the Period from January 5, 1992 to March 31, 1999
                                                                                    Deficit
                                                                                Accumulated
                                                                                 During the
                                                    Common Stock     Paid-in    Development
                                              Shares   Par Value     Capital          Stage
                                              ------   ---------     -------          -----
Cost of Private Placement                                         (   20,400)

Issuance of  Stock for Services at $.01
Per Share Retroactively Restated              82,500          82  (       72)

Issuance of Stock Related to
Conversion of Sub-Ordinated
Debentures, Notes and Accrued
Interest, Retroactively Restated           1,349,617       1,350   1,871,259

Issuance of Stock Related to Notes
Payable and Accrued Interest
Retroactively Restated (note 7)              799,507         800   1,682,102

Issuance of Stock Related to Notes
Payable and Accrued Interest
Retroactively Restated                        12,375          12      29,988

Issuance of Stock Related to
Payments of Bonuses                            2,063           2       5,107

Issuance of Shares Related to Finder
Fees for "Reverse Acquisition Takeover"
of Sage Analytical International, Inc.        450,000        450

Shares Issued to Shareholders of Sage
Analytical International, Inc., Prior to
"Reverse Acquisition Takeover"                437,099        437  (      437)

Net Loss for the Year Ended
December 31, 1997                                                               (1,825,259)
                                             ----------------------------------------------

Balance, December 31, 1997                  7,487,099      7,487   5,310,477    (5,326,704)




    The accompanying notes are an integral part of these financial statements

                                          F/S-11


                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
             Statements of Stockholders' Equity (Deficit)-Continued-
             for the Period from January 5, 1992 to March 31, 1999
                                                                                    Deficit
                                                                                Accumulated
                                                                                 During the
                                                    Common Stock     Paid-in    Development
                                              Shares   Par Value     Capital          Stage
                                              ------   ---------     -------          -----
Shares Issued for Comguard Leasing
and Financial, Inc., Acquisition           2,191,145       2,191

Consultation Fees Comguard Acquisition
at $0.10 Per Share                           242,500         243      24,007

Shares Issued for Employee Bonuses
at $0.10 Per Share                           457,750         458      45,317

Private Placement Memorandum
Proceeds at $2.00 Per Share                1,250,000       1,250   2,498,750

Shares Issued for Line of Credit
Guarantor Fees at $0.10 Per Share          1,000,000       1,000      99,000

Shares Sold Pursuant to Warrant
Exercise at $1.00 Per Share                    5,000            5       4,995

Loss for Year Ended
December 31, 1998                                                               (3,446,012)
                                             ----------------------------------------------

Balance, December 31, 1998                12,633,494       12,634   7,982,546   (8,772,716)

Shares Issued for 1998 Employee
Bonuses at $0.10 Per Share                   152,000          152      15,048

Shares Issued for Line of Credit
Guarantor Fees at $0.10 Per Share            500,000          500      49,500

Loss for Period Ended
March 31, 1999                                                                  (  727,232)
                                             ----------------------------------------------

Balance, March 31, 1999                   13,285,494  $    13,286  $8,047,094  ($9,499,948)
                                          =================================================


    The accompanying notes are an integral part of these financial statements

                                          F/S-12


                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                For the Period January 1, 1999 and March 31, 1999
              and the Years Ended December 31, 1998 and 1997 Period
           from August 11, 1989 (Date of Inception) to March 31, 1999

                                            Period Ended  Year Ended  Year Ended  (Inception)
                                                   March    December    December    to March
                                                31, 1999    31, 1998    31, 1997    31, 1999
                                               ----------  ----------  ----------  ----------

Cash Flows from Operating Activities
  Net Loss                                     ($727,232)($3,446,012)($1,825,259)($9,499,948)
  Adjustments to Reconcile Net Loss to Net Cash
  Used in Operating Activities
   Loss on Assets Write Off                           -0-      94,300         -0-      94,300
   Loss on Inventory Obsolence                        -0-     202,996         -0-     202,996
   Rounding                                     (      2)          -0-        -0-          -0-
   Depreciation and Amortization                  52,274      172,221     130,917     462,159
   Loss on Sale of Property and Equipment             -0-         349       2,876       9,336
   Ex enses Paid by Issuance of Stock
     in Lieu of Cash                              50,000      170,025       5,567     225,592
   Gain from Forgiveness of Debt                      -0-          -0-  ( 569,901)  ( 569,901)
   Changes in Operating Assets and Liabilities
     (Increase) Decrease in
        Trade Accounts Receivable                (36,851)      (2,534)     (5,984)    (50,846)
     (Increase) Decrease in
        Employee Receivables                      11,589      (25,964)      4,655     (14,720)
     (Increase) Decrease in Inventory           ( 73,631)      47,053    (115,467)   (654,389)
     (Increase) Decrease in Prepaid Expenses    (132,618)      11,212       6,314    (148,830)
     Increase (Decrease) in Accounts Payable       1,192      (47,430)    110,827     393,208
     Increase (Decrease) in Payroll
         Taxes Accrued                          (162,646)      (8,299)    206,744      57,794
     Increase (Decrease) in Accrued Interest      21,717       (5,224)    (18,653)     41,512
     I(crease (Decrease) in Accrued Wages       ( 15,200)     (26,569)    (24,113)         -0-
     (Increase) Decrease in Advances
        to Stockholders                               -0-         -0-   (  14,748)         -0-
                                             --------------------------------------------------

      Net Cash Used In Operating Activities    (1,011,408) (2,863,876) (2,106,225) (9,451,737)

Cash Flows from Investing Activities
  Proceeds from Sale of Property
          and Equipment                                -0-         -0-     30,510      31,160
  Purchase of Property and Equipment              (22,387)  ( 130,466)  (  29,039)  ( 775,043)
  (Increase) Decrease in Rent and Utility Deposit      -0-      7,877      (3,780)     (4,073)
  (Increase) in Patents                                -0-         -0-  (   4,390)  (  15,145)
  Purchase of Intellectual Property                         ( 169,000)         -0-  ( 169,000)
  Funds Advanced to Comguard                      (21,522)  (  66,992)         -0-  (  88,514)
                                             --------------------------------------------------

      Net Cash Used in Investing Activities     (  43,909)  ( 358,581)  (   6,699) (1,020,615)

    The accompanying notes are an integral part of these financial statements

                                            F/S-13



                        Advanced Business Sciences, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows
                For the Period January 1, 1999 and March 31, 1999
              and the Years Ended December 31, 1998 and 1997 Period
           from August 11, 1989 (Date of Inception) to March 31, 1999

                                            Period Ended  Year Ended  Year Ended  (Inception)
                                                   March    December    December    to March
                                                31, 1999    31, 1998    31, 1997    31, 1999
                                               ----------  ----------  ----------  ----------
Cash Flows from Financing Activities
  Increase (Decrease) in Notes Payable Banks          -0-   1,970,473    120,100   2,895,780
  Proceeds from Long-Term Debt                   897,013   (   87,453) 2,397,000   4,144,081
  Repayment of Long-Term Debt                    (36,001)         -0-  ( 342,286)         -0-
  Proceeds from Issuance of Common Stock              -0-   2,505,000         -0-  4,009,000
  Increase (Decrease) in Banks Overdraft        (206,230)    (188,819)   (63,990)         -0-
  (Increase) Decrease in Notes Receivable
   Stockholders                                   35,000    ( 599,452)        -0-  ( 599,452)
  Cash Receivable in Note Receivable Stockholder      -0-          -0-        -0-     35,000
                                                       -            -          -      ------

      Net Cash Provided by Financing Activities  689,782    3,599,749  2,110,824  10,484,409
                                                 -------    ---------  ---------  ----------
      Increase (Decrease) in Cash
      and Cash Equivalents                     ( 365,535)     377,292  (   2,100)     12,057
                                               ---------      -------  ----------     ------

      Cash and Cash Equivalents,
      Beginning of Period                        377,592         300       2,400         -0-
                                                 -------         ---       -----          -

      Cash and Cash Equivalents,
      End of Period                         $     12,057   $ 377,592   $     300  $  12,057
                                            ============   =========   =========  =========

Disclosure from Operating Activities
  Interest                                       $53,905   $ 206,426   $ 183,812  $ 561,965
  Taxes                                               -0-         -0-         -0-        -0-

    The accompanying notes are an integral part of these financial statements

                                            F/S-14

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                         Notes to Financial Statements

NOTE #1 - Organization and Nature of Business

Advanced Business Sciences, Inc., (the Company) was incorporated under the laws of the state of Colorado on June 13, 1983, under the name "Sage Institute International, Inc." A Delaware Corporation, using the name Sage Analytics International, Inc., was incorporated on July 17, 1986 and on September 2, 1986 the Company was reincorporated as a Delaware Corporation by merging the Colorado Corporation with assets into the Delaware Corporation.

On December 17, 1997, the shareholders of Advanced Business Sciences, Inc., a Nebraska Corporation, concluded a share exchange with the Company. Following the exchange of shares the Nebraska Corporation became the wholly owned subsidiary of the Company and control of the Company was transferred to the shareholders of the Nebraska Corporation.

The purpose for which the Company is organized is to own, engage in, operate and carry on any lawful business, and to do all things incidental thereto or connected therewith which are not forbidden by the laws of the states of Delaware and Nebraska. The Company designs, develops, produces, sells and supports wireless products and services relating to the tracking, monitoring, and reporting of individuals and things. Currently the Company's business relates to criminal justice applications for house arrest and electronic monitoring.

The Company is considered to be a development stage company.

NOTE #2 - Significant Accounting Policies

A.    The Company uses the accrual method of accounting.
B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customer.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Share shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E. Inventories: Inventories are stated at the lower of cost, determined by the FIFO method or market.
F. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is depreciated (amortized) over the lesser of the length of the related assets or the estimated lives of the assets. Depreciation is computed on the straight line method for reporting purposes and for tax purposes.

                                    F/S-15

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #2 - Significant Accounting Policies -Continued-

G. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H. New Technical Pronouncements: In 1997, SFAS No. 129, "Disclosure of Information about Capital Structure" was issued effective for periods ending after December 15, 1997. The Company has adopted the disclosure provisions of SFAS No. 129 effective with the fiscal year ended December 31, 1998.

      In June 1997, SFAS No. 130, "Reporting Comprehensive Income" was issued effective for fiscal years beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 130 effective with the fiscal year ended December 31, 1998. Adoption of SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

      In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued for fiscal year beginning after December 31, 1997, with earlier application permitted. The Company has elected to adopt SFAS No. 131, effective with the fiscal years ended December 31, 1998. Adoption of SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

NOTE #3 - Reverse Takeover and Recapitalization

Pursuant to a Plan and Agreement of Reorganization dated November 3, 1997, Advanced Business Sciences, Inc., a Nebraska Corporation, (the legal acquiree) and Sage Analytics International, Inc., a Delaware Corporation, (the legal acquirer) exchanged common stock to give the shareholders of the legal acquiree control of the legal acquirer.

Shareholders of the legal acquiree surrendered 100% of the outstanding shares (80,000 shares) in exchange for 6,600,000 shares of the legal acquirer. Each share of the legal acquiree was exchanged for 82.5 shares of the legal acquirer's previously unissued common stock. As part of the agreement the legal acquirer issued 450,000 shares to persons as finders fees.

Following the exchange the shareholders of the legal acquiree held 6,600,000 shares of the 7,487,099 issued shares of the legal acquirer (88.2%).

On December 18, 1997, Sage Analytics International, Inc., the legal acquirer, filed a Certificate of Amendment with the Secretary of State of the state of Delaware changing its name to Advanced Business Sciences, Inc.

                                    F/S-16

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #3 - Reverse Takeover and Recapitalization -Continued-

The share exchange of a private operating Company, (Advanced Business Sciences, Inc.) into a non-operating public shell corporation (Sage Analytics International, Inc.), with no assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible is recorded.

APB No., 16, paragraph 70 states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

Staff accounting Bulletin Topic 2A affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the legal acquirer should be those of the legal acquiree.

In accordance with this guideline the outstanding shares of Advanced Business Sciences, Inc., have been retroactively restated on the Balance Sheet, and the Statement of Stockholders' Equity to give effect to the 82.5 shares for 1 share exchange. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.

NOTE #4 - Property and Equipment and Depreciation Expenses

The Company capitalized the purchase of equipment for merger purchases in excess of $500 per item. Capitalized amounts are depreciated over the estimated useful life of the assets as follows:

                                                              Estimated
      Property & Equipment Useful Life
      Furniture & Equipment  5 to 7 Years
      Leasehold Improvements 15 Years
      Leased Equipment 2 to 3 Years




                                    F/S-17

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #4 - Property and Equipment and Depreciation Expenses -Continued-

Property and equipment at cost are as follows:   1999        1998        1997
----------------------------------------------   ----        ----        ----
      Furniture & Equipment                  $603,118   $ 571,779   $ 549,514
      Leasehold Improvements                   16,326      16,326      77,585
      Intellectual Property                   169,000     169,000          -0-
      Leased Equipment                        148,533     194,236      29,039

         Total Cost                           936,977     951,341     656,138
         Less Accumulated Depreciation        398,551     346,277     237,402
                                              -------     -------     -------
         Net Book Value                     $538,426    $605,064     $418,736
                                              =======    ========    ========

      Depreciation and Amortization Expenses $52,274     $172,221    $130,917

In 1998, the Company reduced the size of its office and warehouse space in Omaha, Nebraska. Leasehold improvements and equipment that could not be moved were written off.

NOTE #5 - Patents

The Company has filed three Petitions to the Commissioner of Patents and Trademarks on an apparatus and methods for continuous Electronic Monitoring and Tracking of individuals. The original application was filed on December 30, 1994. In 1997 a new Continuation in Part Patent Application was filed to further pursue protection for the subject matter presented in the original applications.

NOTE #6 - Payroll Taxes

In January 1999, the Company paid the Internal Revenue Service $162,646 which represented the balance of the withheld and accrued Federal Withholding, Social Security and Medicare taxes for the quarterly tax periods ending September 30, 1996, December 31, 1996, March 31, 1997, June 30, 1997 and September 30, 1997.
After the payment the Company owed $57,794 in penalties and interest associated with the aforementioned quarterly payroll taxes. The Company has requested the Internal Revenue Service to abate these penalties and interest.

NOTE #7 -  Restatement  of 1997  Issuance  of  Shares In  Satisfaction  of Notes
     Payable

In 1997, the Company issued 799,507 shares of its common stock, for satisfaction of debt in the amount of $1,770,355. In 1998, the Company learned that it had obligations of $87,453 that required payments in cash and was not settled by the issuance of the shares of stock. In 1998, the cash obligation was paid and the issuance of the 799,507 shares of stock for $1,770,355 was restated to 799,507 shares of stock issued for satisfaction of debt of $1,682,902.


                                    F/S-18

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #8 - Intellectual Property

In 1998, the Company paid $80,000 and incurred $89,000 as an account payable for the design of the logics and in source code for the software that runs and displays the support for house arrest monitoring programs. The Company will use the intellectual property to have manufactured to its specification equipment to be used in its sales of monitoring and tracking devises. The intellectual property will be amortized on a per unit basis as the units are purchased.

In 1998, the Company purchased a Software License Agreement with a developer from California, a license for the software of a technology for use in the Global Position System Market. The Company paid $4,995 for the software to operate the license and capitalized it as software with a three-year life. The License is of an unspecified length of time but the Company feels that the technology will be outdated with the three-year life period.

NOTE #9 - Acquisition and Rescission of Comguard Leasing and Financial, Inc.

On August 24, 1998, the Company entered into a Plan and Agreement of Reorganization, pursuant to which the Company acquired all of the issued and outstanding shares of capital stock of Comguard Leasing and Financial, Inc., an Illinois Corporation. On June 1, 1999, the Company, Comguard Leasing and Financial, Inc., and the shareholders of Comguard Leasing and Financial, Inc., entered into and agreement whereby the 2,191,145 shares of the Company's shares issued to acquire Comguard Leasing and Financial, Inc., would be returned to the Company and the Company would receive a note from Comguard Leasing and Financial, Inc., in the amount of $109,207 which represents the expenditures made by the Company on behalf of Comguard Leasing and Financial, Inc.

NOTE #10 - Litigation

The Company has been named as a Defendant in a suit filed in the Montana Eighteenth Judicial District Court, Gallatin County, Montana. The complaint against the Company alleges breach of a contract and requests an award of compensatory and consequential damages in an amount to be determined at trial, costs and attorney fees as allowed by law.

The Company answered the complaint, has denied all material allegations contained in the complaint, has asserted eight affirmation defenses and has asserted a counterclaim.

Insufficient  discovery  has taken place to make an  evaluation of the potential
outcome  of  the  litigation.   The  company  has  accrued  no  amounts  due  in
contemplation of the outcome of the litigation.


                                    F/S-19

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #11 -Stock Subscription Receivable

On December 30, 1998, the Company issued to a related party, (stockholder/officer), 299,726 shares of its common stock at $2.00 per share for a Stock Subscription Receivable of $599,452. As of June 1, 1999, the Company had received payment in full of the stock subscription receivable.


NOTE #12 - Short Term and Long Term Debt

The Company has the following short term and long term debt.



Short Term Debt                                      1999          1998        1997
---------------                                      ----          ----        ----


Term note payable to a commercial bank #1,
due June 1, 1999, Interest Rate 10.50%.       $ 1,000,000        $ 1,000,000 $     -0-

Term note, payable to a commercial bank
and others #2, due October 5, 1999,
interest at 8% per annum.                         998,767            998,768       -0-

Term note payable to a commercial bank #3,
due January 31, 2000 entered at prime
rate, announced by the bank, plus 2.5%.           897,013                 -0-      -0-

Note payable to shareholder, non interest, due on
demand.                                                -0-            36,000   87,453
                                                        -             ------   ------

         Total Short Term Debt                 $2,895,780         $2,034,768  $87,453
                                               ==========         ==========  =======


On April 1, 1998, the Company issued 1,000,000 shares to certain individuals as consideration for these individuals giving their unconditional guaranty of indebtedness incurred by the Company with commercial banks #1 and #2.

On March 15, 1999, the Company issued to certain directors, officers and stockholders of the Company in the aggregate 500,000 Common Shares and Warrants to purchase in the aggregate 500,000 Common Shares at an exercise price of $1.00 per share. The warrants are exercisable at any time on or before October 31, 2000. These securities were given in consideration for direct loans to the Company or for giving unconditional guaranties to such loans.


                                    F/S-20

                         Advanced Business Sciences, Inc
                          (A Development Stage Company)
                    Notes to Financial Statements -Continued-

NOTE #12 - Short Term and Long Term Debt -Continued-


Long-Term Debt                                       1999          1998        1997
--------------                                       ----          ----        ----


Capitalized  equipment  lease,  payable
in twelve (12) monthly  installments  of
$7,605, including imputed interest at 9%,
with a bargain purchase option of $18,
through August 1997. This lease is
currently in default.                            $     -0-     $     -0-     $  33,948

Capitalized  equipment  lease,  payable
in twenty-four  (24) to forty-eight (48)
monthly installments of $1,481, and $1,264
respectively, including imputed interest
at 14.73%, through September 1998.                 63,403        69,653             -0-

10% convertible subordinated debentures,
due June 2002, convertible into shares
of common stock at $500 per share
(pre-reverse  takeover) in accordance
with a Private Placement Memorandum
dated May 15, 1996.                                80,000        80,000        180,000
          --- -----                                ------        ------        -------

      Total Long-Term Debt                        143,403       149,653        213,948

      Less Current Portion                         20,039        25,978        133,948
                                                   ------        ------        -------

         Long-Term Debt                       $   123,364   $   123,675      $  80,000
                                              ===========   ===========      =========


The aggregate maturities of long-term debt for the years ending after December 31, 1998 are as follows:

      Years Ending
      December 31,           Amount
      ------------           ------
      1999              $    25,978
      2000                   20,039
      2001                   13,148
      2002                   90,488
      ----                   ------
            Total       $   149,653
                        ===========


                                    F/S-21

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #13 - Taxes

The Company accounts for income taxes in accordance with SFAS No., 109, Accounting for Income Taxes, which requires an asset and liability approach to a financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has net operating losses to carryforward for future tax purposes as follows:

      Year of Loss                  Amount of Loss      Expiration Date
      ------------------            ---------------    ----------------
      December 31, 1995             $     655,468           2015
      December 31, 1996                 2,845,977           2016
      December 31, 1997                 1,825,259           2017
      December 31, 1998                 3,446,012           2018

Net deferred taxes in the accompanying balance sheets include the following components as of December 31, 1998 and 1997:
                                             1998           1997
                                    -------------- --------------
      Deferred Tax Asset            $   2,972,583  $   1,800,939
      Net Operating Loss Carry-
        forward Valuation
        Allowance                   (   2,972,583)    (1,800,939)
                                    --------------    ------------

            Net Deferred Tax Asset  $          -0- $          -0-
                                    =============  ---------------

      Current Tax Expense           $          -0-  $         -0-

The Company has established the valuation allowance at 100% of maximum tax benefit because it is uncertain if the net loss carryforwards will result in tax asset benefits.

                                    F/S-22

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity

Preferred Stock

      The Company is authorized to issue 1,000,000 shares of preferred stock, $.01 par value, per share.

      The Preferred shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly, unissued series of Preferred shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

      No preferred shares are issued.

Common Stock

      The Company is authorized to issue 50,000,000 shares of common stock $0.001 par value, per share.

Common Stock Issued for Services and Other Non-Cash Transactions

      The Company issued 583,688 post reverse takeover shares to acquire the assignment, rights, titles and interest in an invention valued at $707 disclosed in the Company's Patent Application on January 1, 1995.

      In 1997, the Company issued 165,000 post reverse takeover shares as incentive for accounts payable. No value assigned to the shares issued.

      In 1997, the Company issued 82,500 post reverse takeover shares for services rendered valued at $10. An additional 2,063 post reverse takeover shares were issued to an employee as payment of bonus compensation valued at $5,103.

      Pursuant to the Plan and Agreement of Reorganization between the Company and Sage Analytics International, Inc., the Company issued 450,000 shares as finders fees value at $450.



                                    F/S-23

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity -Continued-

      Common shares of the Company's post reverse takeover stock, owned by the shareholders of Sage Analytics International, Inc., are 437,099 shares.

      Pursuant to a Plan and Agreement of Reorganization dated August 24, 1998, the Company issued 2,191,145 shares of common stock to acquire 100% of Comguard Leasing and Financial, Inc., an Illinois Corporation, outstanding stock. An agreement dated June 1, 1999, rescinded the agreement of August 24, 1998 and required the return of the 2,191,145 shares of common stock.

      The Company issued 242,500 shares of its common stock as compensation to outsiders in conjunction with the acquisition of Comguard Leasing and Financial, Inc. These shares will not be returned to the Company pursuant to the June 1, 1999, agreement.

      The Company issued 457,750 shares of its common stock as payment of employee bonuses for 1998 valued at $45,775.

      The Company issued 1,000,000 shares of its common stock to Guarantor's of the Companies loans with two Commercial Banks, (bank #1 and bank #2). The guarantor fees were valued at $100,000.

      In 1999, the Company issued 152,000 shares of common stock as payment of accrued 1998 bonuses to employees valued at $15,200.

      In 1999, the Company issued 500,000 shares to the makers and their Guarantors of the credit line at a Commercial Bank, (bank #3). The Guarantor's fees were valued at $50,000.

Options and Warrants

      Sage Analytics International, Inc., the legal acquirer, (see Note #3) had 2,816,500 options, with exercise prices ranging from a minimum of $0.375 (pre-split) to a maximum of $3.50 (pre-split). All of these options expire no later than November 2003.

      The legal acquirer also had 141,305 warrants issued at the date of acquisition, each of which entitles the holder thereof to purchase ten shares of common stock at $0.625 per share of common stock (pre-split). All warrants expire in or around June 1999.

      Pursuant to a Private Placement Memorandum, the Company issued 1,250,000 units during 1998. Proceeds of the units provided the Company $2,500,000.


                                    F/S-24

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #14 - Stockholders' Equity -Continued-

      Each unit issued consisted of one share of common stock $.001 par value per share and one redeemable common stock purchase warrant. Each warrant entitles the holder thereof to purchase one share of common stock at a price of $3.00 during the first year, $4.00 during the second year and $5.00 during the third year, after which time the exercise period will expire. The exercise prices are subject to adjustments to prevent dilution, for three years from the date of the memorandum (February 1, 1998).

      The outstanding warrants are redeemable at the Company's option at $.05 each on 30 days prior written notice at any time after the closing price of common stock has equaled or exceeded 200% of the then effective exercise price for twenty consecutive trading days.

      Prior to the reverse takeover as described in Note #3, the legal acquirer reverse split its outstanding shares on a one for twenty, basis.

Convertible Debentures and Notes Payable

      In 1997, the Company issued 2,177,999 post reverse takeover shares to settle subordinated debentures, notes payables and accrued interest totaling $3,772,964.

Deficit Accumulated in the Development Stage

      The Company is considered to be a development stage company. Operations have not produced significant revenues and expenditures for operating expenses exceed revenues by $9,499,948. This amount is considered to be the deficit accumulated during the development stage.

NOTE #15 - Going Concern

The accompanying financial statements of Advanced Business Sciences, Inc., have been prepared on a going-concern basis, which contemplates profitable operations and the satisfaction of liabilities in the normal course of business. There are uncertainties that raise substantial doubt about the ability of the Company to continue as a going concern. As shown in the statements of operations, the Company has not yet achieved profitable operations. As of March 31, 1999, the Company has insufficient working capital. These items raise substantial doubt about the ability of the Company to continue as a going concern.

Management presently believes that the Company is in the final development stage of its electronic tracking and monitoring devices and the delivery of services relating to these devices. Although there has been substantial progress in the development of this technology, the Company does not have any significant sales and there can be no assurance that the Company will have any significant sales.

                                    F/S-25

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #15 - Going Concern -Continued-

 Management plans to continue financing development of the Company's technology through the plan described herein.

Advanced Business Sciences, Inc., has been acquired by a public company. The Plan and Agreement requires the Company stockholders to exchange their common stock for approximately 90% of the common stock in the public company. The new public company is proceeding with a private placement offering intended to raise
2.5 million dollars to be used for the elimination of debt, reduction of outstanding trade accounts payable, product development and working capital.

The Company's continuation as a going concern is dependent upon its ability to satisfactorily meet its debt obligations, meet its product development goals, secure new financing and generate sufficient cash flows from operations. The financial statements do not include any adjustments that might result from outcome of these uncertainties.

NOTE #16 - Lease Obligations

The Company conducts its operations in leased facilities and has entered into leases for warehouse and office space. In addition the Company has an operating lease for a telephone system and voice processing system. The future minimum lease payments under the three operating leases as of December 31, 1999 are as follows:

      Years Ending Lease
      December 31,           Amount
      ------------           ------
      1999              $    76,735
      2000                   76,735
      2001                   70,340
      ----                   ------
            Total       $   223,810
                        ===========

NOTE #16 - Extinguishment of Debt

The Company was a beneficiary of the stock agreement dated May 6, 1997, between the majority stockholder, Robert D. Brummels, his son, Tim R. Brummels, and ABS Holding Co., Inc. The terms and conditions of this stock agreement resulted in Robert D. Brummels assuming several notes payable to American Interstate Bank totaling $452,608 including interest. Robert D. Brummels also assumed a term note payable to Norwest Bank totaling $102,055 including interest. Additionally, the Company was released of the notes payable to Tim R. Brummels including interest totaling $108,000.


                                    F/S-26

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #16 - Extinguishment of Debt -Continued-

In return, the Company released Robert D. Brummels and Tim R. Brummels of their obligation to the Company totaling $82,981 and $9,781, respectively. Furthermore, the Company co-signed an ABS Holding Co., Inc., note payable to Robert D. And Tim R. Brummels in the amount of $300,000. Finally, Robert D., and Tim R. Brummels resigned their positions as Board of Director members, officers, agents and employees of the Company. As a result of this stock agreement, the Company recognized a gain of $569,901 resulting from the extinguishment of debt.

NOTE #17 - Contingencies and Commitments

On February 1, 1998, the Company issued 1,250,000 units having an aggregate purchase price of $2,500,000. A unit consisted on one Common Share and a warrant to purchase one Common Share at an exercise price of (1) $3.00 per share during the first year, (2) $4.00 per share during the second year and (3) $5.00 per share during the third year. The warrants expire February 1, 2001. All but sixteen investors in this offering were accredited investors. The Company's management believes that this transaction was in substantial compliance with Rule 506 under the Securities Act; however, the Company has a contingent liability for the entire offering plus costs associated with any future litigation respecting this matter.

The Company entered into an Agreement with a business executive to act as its President and Chief Executive Officer on February 1, 1999. Under terms of the Agreement the executive will act as President, Chief Executive Officer and a voting Director of the Company.

The Contract will commence on February 1, 1999 and continue through the third anniversary of that date. Thereafter the contract may be renewed annually and continue on the same terms and conditions for an indefinite term until termination in accordance with the terms of the Agreement.

The executive shall be compensated for his services at the rate of $150,000 annually to be paid in accordance with the Company normal payroll practices.

The executive shall be eligible for an annual bonus in accordance with criteria established by the Board each year.

As discussed in note #18, the executive shall receive 1,000,000 shares of common stock as a hiring incentive.

The Company has signed and filed with the state of Nebraska UCC, financing statements attached to the bank #1 loans. This Financing Statement covers the following types (or items) of property. All inventory, chattel paper, accounts, equipment and general intangibles; whether any of the foregoing is owned now or acquired later; all accessions, additions, replacements, and substitutions relating to any of the foregoing; all records of any kind relating to any of the foregoing; all proceeds relating to any of the foregoing (including insurance, general intangibles and other accounts proceeds).


                                    F/S-27

                        Advanced Business Sciences, Inc
                         (A Development Stage Company)
                   Notes to Financial Statements -Continued-

NOTE #18 - Subsequent Events

On February 1, 1999, the Company contractually committed to its President and Chief Executive Officer as a hiring incentive to issue the executive 1,000,000 shares of the Company's common stock at no cost. Such shares shall be issued as registered shares. At the date of this report these shares have not been issued.




                                    F/S-28

                           Supplemental Information


                                    F/S-29

      Independent Accountants' Audit Report on Supplemental in Formation



Board of Directors and Stockholders
Advanced Business Sciences, Inc.
Omaha, Nebraska


The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






June 7, 1999
Salt Lake City, Utah














                                    F/S-30



                        Advanced Business Sciences, Inc.
                         (A Development Stage Company)
                             Schedules of Expenses
         For the Period January 1, 1999 to March 31, 1999 and the Years
                         Ended December 31,1998 and 1997

                                                     March    December    December
                                                  31, 1999    31, 1998    31, 1997
                                                  --------    --------    --------

Expenses
   Salaries and Wages                           194,884      666,650    $  712,370
   Bad Debt                                          -0-          -0-        4,011
   Bank Charges                                     345        1,041         4,549
   Commissions                                       -0-          -0-           -0-
   Consulting Fees                               60,000      380,099        41,103
   Contract Labor                                    -0-      43,392            -0-
   Depreciation and Amortization                 52,274      172,221       130,917
   Donations                                         -0-         325            -0-
   Dues and Subscriptions                         2,911        3,456         9,410
   Employee Hiring Costs                             -0-       2,908            -0-
   Equipment Rental                               4,720       14,190        14,830
   Freight                                        3,864       13,001            -0-
   Insurance:
      General                                    24,614       48,103        45,684
      Health                                     24,514       38,145        41,687
      Officer Life                                1,075           -0-           -0-
   Meals and Entertainment                        3,155       16,391         4,027
   Miscellaneous                                 13,882        5,382        18,851
   Office Supplies                                6,952       24,296         3,961
   Penalties                                         -0-      58,391         2,556
   Postage                                          715        3,115            -0-
   Professional Fees                             17,376      154,510        92,040
   Rent                                          17,575       70,337        84,002
   Repairs and Maintenance                           52        3,266            -0-
   Security Expense                                  -0-       1,140         8,749
   Supplies                                          -0-       8,429            -0-
   Taxes:
      Payroll                                    27,750       51,988        82,356
      Other                                       3,927       25,195         3,539
   Telephone                                     54,756       92,590        92,078
   Training                                          -0-          -0-        1,035
   Travel                                         5,057       36,933        42,972
   Utilities                                      2,804       14,507        17,003
   Vehicle Expense                                  559       23,399        16,699



        See Independent Accountant's Audit Report on Supplemental Information



                                       F/S-31



                          Advanced Business Sciences, Inc.
                            (A Development Stage Company)
                           Schedules of Expenses-Continued
                  For the Period January 1, 1999 to March 31, 1999
                    and the Years Ended December 31,1998 and 1997

                                                     March    December    December
                                                  31, 1999    31, 1998    31, 1997
                                                  --------    --------    --------

   Inventory Obsolence                                  -0-    202,996      46,789
   Settlement Costs                                     -0-         -0-     27,178
                                                         -           -      ------

         Total Expenses                         $  523,761  $2,176,396  $1,548,396
                                                ==========  ==========  ==========



        See Independent Accountant's Audit Report on Supplemental Information



                                       F/S-32



                        Advanced Business Sciences, Inc.
                                Expense Schedule
         For the Period January 1, 1999 to March 31, 1999 and the Years
                        Ended December 31, 1998 and 1997

                                                       1999        1998        1997
                                                       ----        ----        ----


Research & Development
   Salaries                                       $  19,365    $  95,219   $ 180,185
   Telephone                                          4,066       55,527      71,179
   Materials & Supplies                               9,753      299,900      32,065
   Testing                                               -0-      49,982          -0-
                                                          -       ------           -

         Total Research & Development             $  33,184   $  500,628   $ 283,429
                                                  =========    =========    =========

Sales & Marketing
   Con$ultant Fees                                $      -0-   $      -0-  $  98,443
   Salaries                                          46,875      165,985     197,351
   Payroll Taxes                                      1,810       13,796          -0-
   Contract Labor                                    20,468       16,650          -0-
   Commissions                                           -0-         948          -0-
   Sales Shows Expenses                                  -0-      17,222      10,581
   Marketing/Sales Brochures                         10,318       46,999          -0-
   Advertising                                       29,712       31,305      10,582
   Entertainment                                         -0-       2,715          -0-
   Telephone                                          3,482       18,130       7,672
   Office Supplies                                    2,536        1,814          -0-
   Travel                                            11,925       68,731      28,287
   Supplies & Miscellaneous                              -0-      42,825      31,136
                                                          -       ------      ------

         Total Sales & Marketing                  $ 127,126    $ 427,120   $ 384,052
                                                  =========    =========   =========




        See Independent Accountant's Audit Report on Supplemental Information



                                       F/S-33

                                      PART III.

Item 1. Index to Exhibits

   See Item 2 of this Part III.

Item 2. Description of Exhibits


 Exhibit
 Number                   Description
 ------                   -----------

3.01      Restated Certificate of Incorporation of the Company

3.02      Restated Bylaws of the Company

4.01      Form of Common Stock Certificate

10.01     Business Office Lease

10.02     Loan Agreement with Commercial Savings Bank

10.03     Loan Agreement with US Bank, N.A.

10.04     Loan Agreement with Mary Collison

10.05     Loan Agreement with James Pietig

10.06     License with SiRF Technology, Inc.

10.07 Employment Agreement by and between the Company and Benjamin J. Lamb

21.01     Subsidiaries of the Company

23.01     Consent of Schvaneveldt & Associates

27.01     Financial Data Schedules



                                     SIGNATURES

   In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ADVANCED BUSINESS SCIENCES, INC.


                                            By: /s/ Benjamin J. Lamb
                                            ------------------------
Date: June 18, 1999                             Benjamin J. Lamb
                                           President and Chief Executive Officer




                                       III-1